## LEAD INVESTOR



**Richard Fauconier** Dr. Richard Fauconier

I am investing in Aphios Pharma because of the flagship pain relief product, the patented nanotechnology for its delivery, and the company's CEO, Dr. Castor. It is evident to me that the market potential for this pain relief product is huge. Just as important, Dr. Castor is a CEO-scientist with just the track record in innovation and management to bring that potential to fruition. He and his team have demonstrated a thorough understanding of the problem to be solved, and have devised an innovative and technologically feasible solution for it. They have secured the patent protection necessary to keep imitators at bay, and have the know-how that will enable Aphios to do clinical trials and scale up manufacturing with sufficient financing. I couldn't be more confident in the soundness of this investment.

**Invested $1,450 this round & $3,000 previously**

Learn about Lead Investors